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                              June 1, 2023

       Kemal Kaya
       Chief Executive Officer
       Galata Acquisition Corp.
       2001 S Street NW, Suite 320
       Washington, DC 20009

                                                        Re: Galata Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed May 19, 2023
                                                            File No. 333-269067

       Dear Kemal Kaya:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4 Filed May 19, 2023

       Cover Page

   1. We note that on April 28, 2023, Galata Merger Sub and Marti amended the lock-up restrictions pursuant
to the terms of the BCA Amendment to apply only to Class A
                                                        Ordinary Shares, Marti
Options, and other equity awards held by and/or issued to
                                                        employees of Marti.
Please revise your disclosure here and elsewhere throughout your prospectus to identify
the investors and the investments that will no longer be subject to lock-ups. In doing so,
please disclose their relationships with Galata and Marti.

                                                        We note that your
disclosure reflects that the Second PIPE Amendment, for example, removed the lock-up
restrictions applicable to PIPE Investors and under "Amendments to
 Kemal Kaya
Galata Acquisition Corp.
June 1, 2023
Page 2
      Letter Agreements" on page 250 you state that Galata, the Sponsor and Insiders (defined as Galata Board and Galata's management team) agreed to remove the applicable IPO
      Lock-Up Restrictions from the Letter Agreements. Additionally, we note your revisions on page 237 under "Lockup Period" to clarify that only any "employee of, or service provider to" Marti are subject to restrictions on proposed transfer of Lockup Securities.
Marti Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Results of Operations, page 250

2. Your financial income increased to $2.6 million from $0.2 million during the year ended
      December 31, 2022. Additionally, your financial expense decreased to $1.9 million from
      $4.7 million during the year ended December 31, 2022. Please explain the reasons for the changes year over year.
       You may contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameKemal Kaya
                                                           Division of
Corporation Finance
Comapany NameGalata Acquisition Corp.
                                                           Office of Trade &
Services
June 1, 2023 Page 2
cc:       Michael E. Brandt
FirstName LastName